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                                                                EXHIBIT 99(A)(8)

                            [LETTERHEAD OF PRAXAIR]

        CONTACTS:

        Thomas M. Daly, Jr.     Nigel D. Muir          Investor Relations
        Roy Winnick             Praxair, Inc.          ------------------
        Kekst and Company       203-837-2240           Scott S. Cunningham
        212-593-2655                                   Praxair, Inc.
                                                       203-837-2073

PRAXAIR COMMENCES TENDER OFFER FOR CBI INDUSTRIES

DANBURY, Conn., November 3, 1995 - Praxair, Inc. (NYSE: PX) today commenced its previously announced cash tender offer for all of the outstanding common shares of CBI Industries, Inc. (NYSE: CBI) at a price of $32.00 per share, net to the seller, in cash. The tender offer is scheduled to expire at midnight Eastern time on Monday, December 4, 1995, unless extended.

        The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Morrow & Company, at 1-800-662-5200.

        Praxair also said it will file today a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hard-Scott-Rodino Act.

        CS First Boston Corporation is the Dealer Manager for the Offer.

        Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 1994 sales of $2.7 billion. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.